www.linkedin.com/in/julie-emerick
(LinkedIn)

Top Skills

Business Ownership
Event Management
Shareholder

Julie Emerick

Owner @Clubhound Boise's Happy Play for Dogs & Their Humans
Garden City, Idaho, United States

Summary

With over three and a half years of professional experience in entrepreneurship and twenty years of marketing communications, my mission is to enhance community engagement through innovative services at Clubhound, where every visit is an experience. My journey is fueled by a passion for creating spaces catering to our canine friends and their human counterparts, ensuring a harmonious environment that reflects our company's culture of inclusivity and enjoyment.

At Clubhound, we've redefined the concept of a dog park by integrating social amenities for humans like Alchemist Coffee Cafe, local food trucks, wifi, live music, comedy and trivia nights. This role has sharpened my vendor relations and new business development skills, allowing me to forge strong connections with local businesses and create a vibrant community hub.

Experience

Clubhound
Owner
September 2022 - Present (2 years 11 months)
Garden City, Idaho, United States

Dog parks should be people-friendly, too. Our 2.5-acre facility provides ample play space for dogs, both on-leash and off-leash, a large shade patio, indoor space, an area to host private events, coffee, beer, wine, wifi, and more! Featuring rotating food trucks, dog-centric vendor events, and exclusive member-only gatherings, there's always something for everyone.

JTB Custom
Director of Marketing
June 2020 - September 2022 (2 years 4 months)

At JTB Custom, our passion is helping brands evolve into stronger, more efficient businesses by making and selling products their customers truly want, on demand.

Traditional product customization has created problems for consumer product companies for decades. Long lead times increase inventory risk. Large batch production runs reduce the ability to reach smaller consumer segments. Closeouts reduce profitability and damage brand equity. Destruction of unsellable inventory undermines environmental sustainability.

The future will be defined by lean production, not mass production. That means building to true customer demand, not building to shaky forecasts. It means a batch size of one, for an individual customer, not one hundred thousand units for many customers. It means merchandising a product line virtually, not squandering money on samples that are destined for the landfill. Most of all, it means higher customer satisfaction, stronger brand loyalty – and higher profits.

JTB Custom's innovative technology and unique expertise are the solution to these problems. Our innovative technology and small-batch manufacturing capability enable profitable and scalable personalization, decoration, and product customization of any type of product – from running shoes to backpacks, from golf clubs to scooters.

Product customization transcends both brand and product categories. By efficiently matching supply to consumer demand and enabling brands to capture more of the demand curve, JTB Custom will help you increase profitability, customer satisfaction. All at a fraction of the cost – and in a fraction of the implementation time – of competing companies.

JE Marketing Services
Consultant
May 2020 - June 2021 (1 year 2 months)
Worldwide

Focus on Therapeutic Outcomes
12 years 9 months

Demand Generation Manager
October 2019 - May 2020 (8 months)

• Maintained product marketing leadership responsibilities despite title changes due to reorganizations.

• Work closely on client-facing projects and communicate across departments with key personnel in sales, customer support, partner program management, scientific research, and integration.

• Collaborate with product managers on roadmaps to plan marketing strategy.

• Spearhead lead generating and funnel acceleration campaigns that support the sales team.

• Manage all content development generation and publication across traditional and digital platforms.

Accomplishments:
• Increased prospect lead form conversions 64% after taking the initiative to develop and implement a study of buyer behavior, maximizing the use of lead nurturing by leveraging automated marketing platforms.

• Achieved 175% and 100% increases in deal closings from 2017 to 2018 and 2018 to 2019 respectively, after developing new customer and prospect campaigns.

• Enhanced lead growth annually from new campaigns by 50%.

• Increased the number of new contacts by more than 500%.

• Boosted conference attendance 400% over a seven-year period by executing email and advertising campaigns coupled with improving the content of conferences.

• Improved sales team member efficiency after creating a dashboard so they could be informed in real time of marketing/lead generation activity as well as to easily retrieve necessary documentation.

• Managed training and support for the company's largest client with 300 locations.

• Initiated and implemented brand, website, social media, and collateral marketing standards in 2007 upon becoming Marketing Director in 2007 as there had been no existing department prior.

Rehab Marketing Manager
September 2017 - October 2019 (2 years 2 months)
Knoxville, Tennessee, United States

Marketing Director, Sales and Customer Service
September 2007 - September 2017 (10 years 1 month)
Knoxville, TN

TCI Solutions
Marketing Programs and Events Manager
December 2003 - March 2006 (2 years 4 months)

• Created, planned, and executed multiple tradeshows, conferences, and special events.

• Negotiated favorable contracts with vendors and developed content for promotional materials.

• Earned an industry award for design of a new corporate 40 x 40 exhibit booth.

Education

Washington State University
Bachelor of Arts - BA, General Humanities, with minors in Business and Speech Communication